

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Jacob Cohen
Chief Executive Officer
AMERICAN INTERNATIONAL HOLDINGS CORP.
7950 Legacy Drive, Suite 400
Plano, Texas 75024

> **Re: AMERICAN INTERNATIONAL HOLDINGS CORP.**
> **Registration Statement on Form S-1**
> **Filed April 21, 2022**
> **File No. 333-264411**

Dear Mr. Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Loev, Esq.